UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 23)*

GenCorp Inc.

(Name of Issuer)

Common Stock, $0.10 par value

(Title of Class of Securities)

368682 10 0

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 368682 10 0

SCHEDULE 13G

(1)	Names of Reporting Persons. GenCorp Retirement Savings Plan
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Ohio
Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power 0
(6) Shared Voting Power 2,657,732
(7) Sole Dispositive Power 0
(8) Shared Dispositive Power 2,657,732
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,657,732
(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 4.3%
(12)	Type of Reporting Person (See Instructions) EP

SCHEDULE 13G

Item 1.

	(a)	Name of Issuer:
GenCorp Inc.

	(b)	Address of Issuer’s Principal Executive Offices:
2001 Aerojet Road
Rancho Cordova, California 95742

Mailing Address:
P.O. Box 537012
Sacramento, California 95853-7012

Item 2

	(a)	Name of Person Filing:
GenCorp Retirement Savings Plan (the “Plan”)

	(b)	Address or Principal Business Office or, if none, residence:
P. O. Box 537012
Sacramento, California 95853-7012

	(c)	Citizenship:
Ohio

	(d)	Title of Class of Securities:
Common Stock, $0.10 par value

	(e)	CUSIP Number:
368682 10 0

Item 3.		If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c) check whether the person filing is a:

(a) ☐ Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o)

(b) ☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)

(c) ☐ Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)

(d) ☐ Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E)

(f) ☒ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F)

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G)

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

	(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J)

	(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership:

	(a)	Amount Beneficially Owned:
2,657,732

	(b)	Percent of Class:
4.3%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote: 0

		(ii)	Shared power to vote or to direct the vote: 2,657,732

		(iii)	Sole power to dispose or to direct the disposition of: 0

		(iv)	Shared power to dispose or to direct the disposition of: 2,657,732

Item 5.	Ownership of Five Percent or Less of a Class: ☒

The reporting person has ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2014

By:	/s/ Christopher C. Cambria
Name:	Christopher C. Cambria
Title:	Vice President, General Counsel and Secretary of GenCorp Inc., on behalf of The GenCorp Retirement Savings Plan